Eiger
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PRESS RELEASE
January 6, 2000
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                                     TSE:AXA
                                  OTC BB:ETIFF

      EIGER TECHNOLOGY, INC. ANNOUNCES 'STRONG RISE' IN QUARTERLY RESULTS.

STRATFORD, ONTARIO, CANADA, JANUARY 6, 20000 -- Eiger Technology, Inc. (Eiger) (SYMBOLS), a leading computer and Internet peripheral products company, announced today that its first quarter revenue (3 months ended December 31, 1999) will be $12 million US ($17 million CAD) compared to $1.7 million US ($2,450,000 CAD million for the comparable first quarter ended December 31, 1998, an increase of 605%. This is also an increase of 71% over the full year's sales of $7 million US for the year ended September 30, 1999. Further financial statements, including year end and quarterly results, will be issued in a few weeks time. Eiger President and CEO, Gerry Racicot, said "This strong rise reflects the acquisition of the Eiger operation in September of 1999 and its increasingly strong market presence in the computer peripheral business through OEM, MP3 and the DSL modem business in Korea and the U.S."

Racicot also announced that the second generation MP3 player is being presented at the Consumer Electronic Show currently underway in Las Vegas. "Initial feedback from show attendees is very positive," he commented.

"In the December 22, 1999 issue of Time magazine the MP3 digital music player was included in the Best Cybertech of 1999. We are proud to be at the forefront of this movement with leading edge technology."

Racicot concluded "Our Business Plan is being implemented as originally set out and we are pleased to provide the fundamental requirements of sound business dealings to create long lasting shareholder value."

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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                             Eiger Technology, Inc.
     818 Erie St. Stratford, ON N4Z 1A2 Phone:519-273-0503 Fax: 519-273-1684
                              e-mail: eiger@cyg.net